UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐	Merger

☑	Liquidation

☐	Abandonment of Registration (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: PIMCO Municipal Advantage Fund Inc. (the “Fund”)

3.	Securities and Exchange Commission File No. 811-07532

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1345 Avenue of the Americas New York, New York 10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Angela Borreggine Allianz Global Investors Fund Management LLC 1345 Avenue of the Americas New York, NY 10105 (212) 739-3213; or,	David C. Sullivan, Esq. Ropes & Gray One International Place Boston, MA 02110 (617) 951-7362
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
(a)	Allianz Global Investors Fund Management LLC, 1345 Avenue of the Americas, New York, New York 10105, Tel: (212) 739-3190; (records relating to its function as investment adviser).

(b)	Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, CA 92660; (records relating to its function as sub-adviser).

(c)	State Street Bank & Trust Co., 225 Franklin Street, Boston, MA 02110, (records relating to its function as custodian & accounting agent).

(d)	PNC Global Investment Servicing, P.O. Box 43027, Providence, RI 02940, 1-800-331-1710 (records relating to its function as transfer agent).
8.	Classification of fund (check only one):
☑     Management company;
☐     Unit investment trust; or
☐     Face-amount certificate company.
9.	Subclassification if the Fund is a management company (check only one):

☐ Open-end ☑ Closed-end

10.	State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Allianz Global Investors Fund Management LLC (formerly PA Fund Management LLC) 1345 Avenue of the Americas New York, New York 10105

Pacific Investment Management Company LLC 840 Newport Center Drive Newport Beach, CA 92660

OpCap Advisors LLC (through December 1, 2006) 1345 Avenue of the Americas New York, NY 10105

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None.

13.	If the Fund is a unit investment trust (“UIT”) provide:
(a) Depositor’s name(s) and address(es): Not applicable.
(b) Trustee’s name(s) and address(es): Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state: Name(s): File No.: Business Address:

15.	(a)	Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the board vote took place: DECEMBER 22, 2008

If No, explain:
(b)	Did the Fund obtain approval from the stockholders concerning the decision to engage in Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the stockholder vote took place: MARCH 13, 2009

If No, explain:
II.	Distributions to Stockholders

16.	Has the Fund distributed any assets to its stockholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the Fund made those distributions:

APRIL 24, 2009	(Preferred stock)
JUNE 30, 2009	(Common stock)
AUGUST 31, 2009	(Common stock)
(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to stockholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to stockholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of stockholders:

N/A.
17.	Closed-end funds only: Has the Fund issued senior securities?

☑ Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other stockholders:

The Fund’s auction rate preferred shares were fully redeemed by the Fund on April 24, 2009 in accordance with the relevant provisions of the Fund’s Bylaws and Articles of Restatement. Each preferred stockholder received: i) the $50,000 liquidation preference plus ii) accrued and unpaid dividends up to April 24, 2009 (the final dividend payment date).

18.	Has the Fund distributed all of its assets to the Fund’s stockholders?

☑ Yes ☐ No

If No,
(a)	How many stockholders does the Fund have as of the date this form is filed? ☐

(b)	Describe the relationship of each remaining stockholder to the Fund: ☐
19.	Are there any stockholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those stockholders:

III.	Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)	Why has the Fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the Fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: Approximately $130,000

(ii)	Accounting expenses: Approximately $0

(iii)	Other expenses (list and identify separately):

Postage:Approximately $0 Fees:Approximately $0

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $130,000
(b)	How were those expenses allocated?

To the Fund.

(c)	Who paid those expenses?

The Fund.

(d)	How did the Fund pay for unamortized expenses (if any)? Not applicable.
23.	Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

☐

25.	Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not Applicable.
26.	(a)	State the name of the Fund surviving the Merger:
(b)	State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PIMCO Municipal Advantage Fund Inc., (ii) he is President & Chief Executive Officer of Allianz Global Investors Fund Management LLC, and (iii) all actions by stockholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Brian S. Shlissel
Brian S. Shlissel
President & Chief Executive Officer